UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces appointment of Santiago Seage as Managing Director and confirms unchanged strategy

November 27, 2015 – Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced on November 25 the appointment of Santiago Seage as Managing Director in the place of Javier Garoz, who departed Abengoa Yield. Mr. Seage served as Chief Executive Officer since Abengoa Yield’s creation until his appointment as Chief Executive Officer of Abengoa S.A., a position from which he has resigned today. In addition, Mr. Seage has resigned as Chairman of the Board of Abengoa Yield and the Board of Directors has elected the current lead independent director, Daniel Villalba, as Chairman.

At the same date, Abengoa S.A., Abengoa Yield’s largest shareholder, announced that it started talks with creditors on debt restructuring. Abengoa Yield is monitoring the situation and implementing the existing contingency plan aimed at securing and protecting ABY shareholders’ value.

Under the new senior management Abengoa Yield confirms its unchanged strategy and its independence from Abengoa S.A.:

1.	Abengoa Yield will continue to pursue its strategic direction focused on the three top management priorities defined by its Board of Directors, which were previously communicated during the company’s Q3 2015 earnings call. The three priorities are:

a.	Achieve solid execution and strong operational performance by all assets, ensuring delivery of the expected cash flows and returns for the shareholders. Management will continue working to reach the run-rate CAFD in 2016, with all assets fully ramped-up;

b.	Reinforce ABY’s autonomy from Abengoa as an independent company; in that context ABY is working on a new brand and corporate identity, as well as on hiring a new, non-Abengoa affiliated CFO; and

c.	Finding a new sponsor who will allow ABY to grow further. To this end, ABY has mandated a Top Tier 1 investment bank to lead this search.

2.	One of the key highlights of the above mentioned strategy is Abengoa Yield’s corporate governance independence from Abengoa. All principles stated will continue to apply:

a.	A majority of independent Directors on the Board of ABY since June 2015.

b.	Executive Services Agreement between Abengoa and ABY has been terminated

c.	For any Abengoa-related decisions that could represent a conflict of interest (including, but not limited to ROFO acquisitions), a majority vote by the independent Directors at Abengoa Yield is required.

3.	For the avoidance of doubt, Abengoa Yield does not foresee any new acquisition of assets from Abengoa in the short term, considering the current trading of its equity and debt. Immediate focus is to continue to operate the existing perimeter to maximize cash flow generation and dividend flow.

Accordingly, Mr. Santiago Seage reiterates “We will continue to focus on delivering results every quarter and on executing on the strategy and the plan we have approved and recently shared with the market.”

Abengoa Yield’s management and Board of Directors will keep working in good faith loyal to its business model in order to maximize shareholder value:

•	purchase low risk contracted assets whenever it can be done accretively;

•	keep each asset in a separate “self-standing” subsidiary that needs to repay its non-recourse debt and send cash to Abengoa Yield;

•	maintain a balanced portfolio;

•	conservative corporate debt policy; and

•	optimize taxes and distribute 90% of CAFD to shareholders.

Santiago Seage will be in New York meeting investors next week.

About Abengoa Yield
Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and EMEA. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

Investor Relations

Leire Perez
Tel: +44 20 7098 4384
E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

Date: November 27, 2015	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Managing Director